Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

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                                                                SEC FILE NUMBER
                                                                   019893
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                                                                CUSIP NUMBER
                                                                020772109
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                                   (Check One)

{X} Form 10-K    { } Form 11-K    { } Form 20-F   { } Form 10-Q   { } Form N-SAR

                       For Period Ended: December 31, 1996

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________

PART I - Registrant Information

Full name of Registrant                         ALPHA PRO TECH, LTD.
(Former Name, if Applicable)

Address of Principal Executive Office           60 CENTURIAN DRIVE - SUITE 112
(Street and Number)

City, State and Zip Code                        MARKHAM, ONTARIO L3R 9R2

PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b-25(b), the following should be completed. (Check box if appropriate)

{X} (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

{X} (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

{ } (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reason why the Form 10-K could not be filed within the prescribed time period.

      Registrant has been engaged in the moving of certain data processing equipment from one of its manufacturing facilities to another, and as a result, has been unable to physically complete the completion of its Form 10-K.

      The inability to file timely could not be eliminated by the Registrant without unreasonable effort and expense. Registrant has issued a press release containing the results of operations for the year ended December 31, 1996.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            SHELDON HOFFMAN                       (905) 479-0654
            ---------------                       --------------
                 (Name)                         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         {X}    Yes            { }   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         {X}    Yes            { }   No

          Registrant anticipates reporting a net loss for the year ended December 31, 1996 of approximately ($ 2,145,000) as compared to a net loss of ($ 5,971,000) for the year ended December 21, 1994. The loss was primarily attributable to the issuance of 2,475,000 shares of the Common Stock in exchange for all rights to the 2,475,000 shares of Company Common Stock owned by Al Millar, President, Sheldon Hoffman, CEO of the Company and other founders of the Company and Irving Bronfman, ("Exchanging Shareholders"), and which are subject to an existing Escrow Agreement entered into in 1989. The fair value of the newly issued shares, $ 2,204,000 on December 30, 1996 is, however, a change to earnings for 1996 which resulted in an increase to accumulated deficit. Simultaneously, there was a credit which resulted in an increase to accumulated deficit. Simultaneously, there was a credit (increase) to paid in capital resulting in shareholders equity remaining unchanged.

                              ALPHA PRO TECH, LTD.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: March 31, 1997                     By:   S/ SHELDON HOFFMAN
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                                                 Sheldon Hoffman
                                                      CEO